Contact

www.linkedin.com/in/jnalwalker
(LinkedIn)

Jeremy Nalwalker

Registered Nurse at Eisenhower Health
Cathedral City, California, United States

Experience

Eagle Cathedral City
President
May 2025 - Present

Eisenhower Health
Registered Nurse
June 2022 - Present (3 years 6 months) Rancho
Mirage, California, United States

Desert Cardiology Center

Palomar Health
10 years 4 months

Registered Nurse
March 2016 - May 2022 (6 years 3 months) Escondido,
California, United States

Vascular Access Team

Registered Nurse
February 2012 - March 2016 (4 years 2 months) Escondido,
California, United States

Emergency Department

Inland Valley Medical Center
Registered Nurse
November 2011 - February 2012 (4 months) Wildomar,
California, United States

Emergency Department

VERISK HEALTH, INC.
Registered Nurse
February 2011 - November 2011 (10 months) South
Jordan, Utah, United States

Clinical Analyst

Intermountain Health
Clinic Registered Nurse
October 2009 - February 2011 (1 year 5 months) Murray, Utah,
United States

Emergency Department

University of Utah Health
Registered Nurse
May 2008 - February 2011 (2 years 10 months)
Salt Lake City, Utah, United States

Neuro Acute Care

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Education

University of Utah
Bachelor of Science - BS, Registered Nursing/Registered Nurse · (2010)

Dixie State University
Associate of Science - AS, Registered Nursing/Registered Nurse · (2008)

Snow College
Associate of Arts - AA